Third Quarter 2011

Earning
s Release and Supplemental Information

HOME PROPERTIES



Newport Village
Alexandria, VA

Somerset Park
Leesburg, VA





HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
THIRD QUARTER 2011
TABLE OF CONTENTS



FOR IMMEDIATE RELEASE

Home Properties Reports Third Quarter 2011 Results
FFO Per Share Meets Wall Street's Mean Estimate

ROCHESTER, N.Y., November 3, 2011 – Home Properties (NYSE: HME) today released financial results for the third quarter ended September 30, 2011. All results are reported on a diluted basis.

"Increased rent growth, continued high occupancy, ongoing expense control and accretive acquisitions contributed to continued strong performance in the third quarter," said Home Properties' President and CEO Edward J. Pettinella. "These results led us to project Operating Funds From Operations per share for 2011 will be up 12.2% from 2010, which would be the third highest annual growth rate in the Company's history."

Earnings per share ("EPS") for the quarter ended September 30, 2011 was $0.20, compared to $0.15 for the quarter ended September 30, 2010. The $0.05 increase in EPS is primarily attributable to a $3.4 million increase in income from continuing operations. EPS for the nine months ended September 30, 2011 was $0.59, compared to $0.36 for the nine months ended September 30, 2010. The $0.23 increase in EPS was due to a $12.1 million increase in income from continuing operations. Increased income from continuing operations is attributed to both the properties owned throughout 2010 and 2011 (the "Core" properties) and those acquired/developed/redeveloped subsequent to January 1, 2010 (the "Non-Core" properties).

For the quarter ended September 30, 2011, Funds From Operations ("FFO") was $46.4 million, or $0.87 per share, compared to $38.9 million, or $0.79 per share, for the quarter ended September 30, 2010, which equates to a 9.8% increase on a per-share basis. Third quarter 2011 FFO of $0.87 per share was $0.01 above the midpoint of the guidance range provided by management and met the analysts' mean estimate, as reported by Thomson. FFO for the nine months ended September 30, 2011 was $2.60 per share, compared to $2.26 per share in the year-ago period, a 15.1% increase. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Third Quarter Operating Results

For the third quarter of 2011, same-property comparisons (for 103 Core properties containing 34,950 apartment units owned since January 1, 2010) reflected an increase in total revenues of 4.6% compared to the same quarter a year ago. Net operating income ("NOI") increased by 5.8% from the third quarter of 2010. Property level operating expenses increased by 2.6% compared to the prior year quarter, primarily due to increases in repairs & maintenance, legal & professional expense and property insurance, which were partially offset by a decrease in personnel and real estate taxes expense.

Average physical occupancy for the Core properties was 95.5% during the third quarter of 2011, up from 95.4% during the third quarter of 2010.   Average monthly rental rates of $1,184 represent a 4.3% increase compared to the year-ago period.

On a sequential basis, compared to the 2011 second quarter results for the Core properties, rental income (excluding utility recovery) increased 1.4% in the third quarter of 2011, total revenues increased 0.9%, expenses were up 1.0% and NOI increased 0.8%. Average physical occupancy decreased 0.3% to 95.5%.

Physical occupancy for the 5,290 apartment units acquired/developed/redeveloped between January 1, 2010 and September 30, 2011 averaged 87.6% during the third quarter of 2011, at average monthly rents of $1,331.

Year-to-Date Operating Results

For the nine months ended September 30, 2011, same-property comparisons for the Core properties reflected an increase in total revenues of 4.1% and a decrease in total expenses of 0.3%, resulting in a 7.1% increase in NOI compared to the first nine months of 2010. Property level operating expenses decreased primarily due to lower personnel, property insurance and snow removal costs, partially offset by increases in water & sewer costs, repairs & maintenance and legal & professional expenses.

Average physical occupancy for the Core properties was 95.5% during the first nine months of 2011, up from 95.2% a year ago, with average monthly rental rates of $1,164, an increase of 3.3% over the prior year.

Acquisitions/Dispositions

As previously reported, during the third quarter, the Company acquired three apartment communities with a total of 1,049 units in the Baltimore, Philadelphia and Boston regions for a combined $155.5 million paid in cash. Acquisition costs of approximately $1.6 million were included in other expenses in the 2011 third quarter.

In addition, subsequent to the end of the quarter, the Company acquired two apartment communities with a total of 1,045 units in the Suburban Washington, D.C. region for a total purchase price of approximately $225 million paid in cash using proceeds from the common stock offering closed on September 23, 2011. In connection with these acquisitions, closing costs of approximately $1.0 million were incurred and will be included in other expenses in the 2011 fourth quarter.

Year-to-date, the Company has acquired a total of six communities with 2,202 units for a combined purchase price of $387.8 million, exceeding the $350 million high end of guidance previously provided.

There were no dispositions of apartment communities during the first nine months of 2011.

Development

At The Apartments at Cobblestone Square, located in Fredericksburg, Virginia, the first of the eight apartment buildings, along with the rail depot renovation and amenities, are nearing

completion and occupancy is expected to begin in November 2011. Construction on the subsequent buildings has begun and the entire project is estimated to be completed in 2012.

Groundbreaking on a new community located in downtown Silver Spring, Maryland is expected to occur in late 2011. Eleven55 Ripley will consist of 379 units including high rise apartments, urban row houses and lofts. Initial occupancy is expected to occur in the third quarter of 2013 and the entire project is expected to be completed in 2014.

Capital Markets Activities

As of September 30, 2011, the Company's ratio of debt-to-total market capitalization was 42.6% (based on a September 30, 2011 stock price of $56.76 to determine equity value), with no outstanding balance on its $175 million revolving credit facility and $204 million of unrestricted cash on hand. Total debt of $2.5 billion was outstanding, at rates of interest averaging 5.2% and with staggered maturities averaging six years. Approximately 92% of total indebtedness is at fixed rates. Interest coverage for the quarter averaged 2.5 times and the fixed charge ratio averaged 2.4 times.

At the end of the third quarter, $140 million of the Company's 4.125% Exchangeable Senior Notes due 2026 were outstanding, the terms of which allowed note holders to have the Company repurchase all or a portion of their notes on November 1, 2011. On November 1, 2011, as a result of "puts" from note holders, the Company repurchased notes in the principal amount of $135 million plus accrued interest of $2.8 million utilizing a $140 million bridge loan closed in October 2011. The Company expects to call the balance of the notes during the fourth quarter of 2011 and substitute longer term unsecured debt for the bridge loan.

The Company has an At-The-Market equity offering program through which it may sell up to 3.6 million common shares. During the third quarter, 877,400 shares were issued at an average price of $64.44 generating net proceeds of $55.3 million. Year-to-date, 3,204,107 shares have been issued at an average price of $60.60 generating gross proceeds of $194.2 million and net proceeds of $190.1 million. There are 395,893 common shares remaining under this program.

On September 23, 2011 the Company closed on a public offering of 6,000,000 shares of its common stock at a price of $58.50 per share, for net proceeds of approximately $336.8 million after underwriting discounts and commissions and offering expenses. The Company used the net proceeds from the offering to fund acquisitions, pay down outstanding amounts on its line of credit and for general corporate purposes including capital expenditures and other working capital requirements.

Outlook

Based on higher third quarter 2011 results than expected and slightly reduced results expected for the balance of the year, the Company has decreased the midpoint of its prior FFO guidance for the year by two cents to $3.49. The decrease in two cents reflects higher acquisition costs projected in the fourth quarter of 2011 based on a significantly higher level of planned acquisitions. This guidance reflects management's current assessment of economic and market conditions. Guidance for Operating FFO ("OFFO") for the year, which excludes expensing of acquisition costs, is unchanged with a midpoint of $3.55.

The guidance range on FFO per share results for the fourth quarter of 2011 is $0.87 to $0.91, and the guidance range for OFFO per share is $0.90 to $0.94.

Dividend Declared

The Company announced a regular cash dividend on the Company's common shares of $0.62 per share for the quarter ended September 30, 2011. The dividend is payable on November 22, 2011 to shareholders of record on November 14, 2011 and is equivalent to an annualized rate of $2.48 per share. The current annual dividend represents a 4.3% yield based on the November 2 closing price of $57.96. Home Properties' common stock will begin trading ex-dividend on November 9, 2011.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's website through the "Investors" section, e-mail or facsimile upon request.

Third Quarter 2011 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM ET to review and comment on the information reported in this release. The webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of the website homeproperties.com. For live audio-only participation, please dial 800-913-1647 (International 212-231-2900). For audio-only replay, available through November 10, 2011, dial 800-633-8284 or 402-977-9140 and enter the passcode 21510468.

Fourth Quarter 2011 Conference/Event Schedule

Home Properties' President and CEO, Edward J. Pettinella, is scheduled to participate in REITWorld®: NAREIT's Annual Convention for All Things REIT® in Dallas on November 15-17. Details on how to access any presentation or related materials are available at homeproperties.com in the "Investors" section.

Fourth Quarter 2011 Earnings Release and Conference Call

The fourth quarter financial results are scheduled to be released after the stock market closes on Thursday, February 9, 2012. The complete webcast, with both audio and a slide presentation, will be available live on Friday, February 10, 2012, at 11:00 AM ET and archived by 1:00 PM, through the "Investors" section home page of the website homeproperties.com. For live audio-only participation, please dial 800-913-1647 (International 212-231-2900).

This release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, weather and other conditions that might affect operating expenses, the timely completion of repositioning and new

development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast and Mid-Atlantic markets. An S & P 400 Company, Home Properties owns and operates 121 communities containing 41,285 apartment units. For more information, visit Home Properties' website at homeproperties.com.

HOME PROPERTIES, INC.
SUMMARY OF OCCUPANCY AND PROPERTY OPERATING RESULTS

Third Quarter Results:	Avg. Physical Occupancy[a]		3Q 2011	3Q 2011 vs. 3Q 2010 % Growth			
	3Q 2011	3Q 2010	Average Monthly Rent/ Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	95.5%	95.4%	$1,184	4.3%	4.6%	2.6%	5.8%
Non-Core Properties[c]	87.6%	NA	$1,331	NA	NA	NA	NA
TOTAL PORTFOLIO	94.5%	NA	$1,202	NA	NA	NA	NA

Year-To-Date Results:	Avg. Physical Occupancy[a]		YTD 2011	YTD 2011 vs. YTD 2010 % Growth			
	YTD 2011	YTD 2010	Average Monthly Rent / Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	95.5%	95.2%	$1,164	3.3%	4.1%	(0.3%)	7.1%
Non-Core Properties[c]	91.1%	NA	$1,309	NA	NA	NA	NA
TOTAL PORTFOLIO	95.0%	NA	$1,179	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties consist of 103 properties with 34,950 apartment units owned throughout 2010 and 2011.

[c] Non-Core Properties consist of 16 properties with 5,290 apartment units acquired/developed/redeveloped subsequent to January 1, 2010, such that full year comparable operating results are not available.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2011	**2010**	**2011**	**2010**
Rental income	$ 133,960	$ 118,920	$391,145	$347,689
Property other income	10,636	9,695	35,466	31,651
Other income	25	12	95	100
Total revenues	144,621	128,627	426,706	379,440
Operating and maintenance	55,352	50,542	167,352	156,298
General and administrative	7,803	5,553	22,865	18,221
Interest	32,759	30,840	98,590	90,694
Depreciation and amortization	36,320	32,071	105,534	92,869
Other expenses	1,629	2,213	1,738	2,836
Total expenses	133,863	121,219	396,079	360,918
Income from continuing operations	10,758	7,408	30,627	18,522
Discontinued operations				
Income (loss) from discontinued operations	-	(206)	-	(1,017)
Gain (loss) on disposition of property	-	-	-	(13)
Discontinued operations	-	(206)	-	(1,030)
Net income	10,758	7,202	30,627	17,492
Net income attributable to noncontrolling interest	(2,250)	(1,695)	(6,700)	(4,180)
Net income attributable to common stockholders	$ 8,508	$ 5,507	$ 23,927	$ 13,312
Reconciliation from net income attributable to common stockholders to Funds From Operations:				
Net income available to common stockholders	$ 8,508	$ 5,507	$ 23,927	$ 13,312
Real property depreciation and amortization	35,625	31,722	103,493	91,691
Noncontrolling interest	2,250	1,695	6,700	4,180
(Gain) loss on disposition of property	-	-	-	13
FFO - basic and diluted [(1)]	$ 46,383	$ 38,924	$134,120	$109,196

[(1)] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, noncontrolling interest and extraordinary items plus depreciation from real property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2011	**2010**	**2011**	**2010**
FFO – basic and diluted	$ 46,383	$ 38,924	$ 134,120	$109,196
FFO – basic and diluted	$ 46,383	$ 38,924	$134,120	$109,196
Acquisition costs of closed deals included in other expenses	1,630	2,205	1,739	2,804
Operating FFO [2]	$ 48,013	$ 41,129	$135,859	$112,000
FFO – basic and diluted	$ 46,383	$ 38,924	$134,120	$109,196
Recurring non-revenue generating capital expenses	(7,973)	(7,410)	(23,550)	(21,862)
Addback of non-cash interest expense	553	523	1,639	1,549
AFFO [3]	$ 38,963	$ 32,037	$112,209	$ 88,883
Operating FFO	$ 48,013	$ 41,129	$135,859	$112,000
Recurring non-revenue generating capital expenses	(7,973)	(7,410)	(23,550)	(21,862)
Addback of non-cash interest expense	553	523	1,639	1,549
Operating AFFO [2] [3]	$ 40,593	$ 34,242	$113,948	$ 91,687
Weighted average shares/units outstanding:				
Shares – basic	41,707.7	37,357.6	39,743.3	36,389.2
Shares – diluted	42,531.0	37,863.9	40,462.5	36,830.7
Shares/units – basic [4]	52,767.7	48,883.4	50,910.7	47,935.2
Shares/units – diluted [4]	53,591.1	49,389.7	51,630.0	48,376.7
Per share/unit:				
Net income – basic	$0.20	$0.15	$0.60	$0.37
Net income – diluted	$0.20	$0.15	$0.59	$0.36
FFO – basic	$0.88	$0.80	$2.63	$2.28
FFO – diluted	$0.87	$0.79	$2.60	$2.26
Operating FFO [2]	$0.90	$0.83	$2.63	$2.32
AFFO [3]	$0.73	$0.65	$2.17	$1.84
Operating AFFO [2] [3]	$0.76	$0.69	$2.21	$1.90
Common Dividend paid	$0.62	$0.58	$1.86	$1.74

[2] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of acquisition costs on closed deals.

[3] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $800 per apartment unit in 2011 and 2010. Non-cash interest expense of the exchangeable senior notes in accordance with ASC 470-20 (formerly APB14-1) has been added back for 2011 and 2010. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[4] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	September 30, 2011	December 31, 2010
Land	$ 641,129	$ 589,359
Construction in progress	49,511	119,992
Buildings, improvements and equipment	3,950,892	3,668,379
	4,641,532	4,377,730
Accumulated depreciation	(945,132)	(841,801)
Real estate, net	3,696,400	3,535,929
Cash and cash equivalents	204,076	10,782
Cash in escrows	35,082	34,070
Accounts receivable	11,048	12,540
Prepaid expenses	20,960	17,662
Deferred charges	12,605	15,079
Other assets	23,936	8,641
Total assets	$ 4,004,107	$3,634,703
Mortgage notes payable	$ 2,352,783	$2,424,214
Exchangeable senior notes	139,858	138,218
Line of credit	-	56,500
Accounts payable	21,389	20,935
Accrued interest payable	12,435	11,389
Accrued expenses and other liabilities	30,085	28,730
Security deposits	19,622	19,583
Total liabilities	2,576,172	2,699,569
Common stockholders' equity	1,167,263	720,893
Noncontrolling interest	260,672	214,241
Total equity	1,427,935	935,134
Total liabilities and equity	$ 4,004,107	$3,634,703
Total shares/units outstanding:		
Common stock	48,264.1	37,949.2
Operating partnership units	10,796.2	11,305.3
	59,060.3	49,254.5

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

###

OWNED COMMUNITY RESULTS

THIRD QUARTER 2011

	# of Units	Date Acquired	3Q '11 Rent/Mo.	3Q '11 Occup.	3Q '10 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	3Q '11 % Co. NOI
						3Q '11 versus 3Q '10 % Growth				
Baltimore Region										
Annapolis Roads	282	6/17/2010	$ 1,278	89.2%	94.6%	7.6%	1.5%	8.3%	(2.6%)	
Bonnie Ridge	960	7/1/1999	$ 1,120	94.7%	96.3%	5.7%	1.8%	7.8%	(1.2%)	
Canterbury Apartments	618	7/16/1999	$ 983	95.9%	95.4%	3.8%	5.0%	4.3%	5.4%	
Charleston Place	858	9/30/2010	$ 1,142	96.0%	n/a	n/a	n/a	n/a	n/a	
Country Village	344	4/30/1998	$ 1,011	96.9%	97.7%	8.9%	5.3%	6.8%	4.5%	
Dunfield Townhomes	312	11/1/2007	$ 1,162	94.7%	93.5%	3.0%	5.8%	(12.1%)	17.1%	
Falcon Crest	396	7/16/1999	$ 1,005	95.0%	94.6%	2.6%	2.4%	(5.9%)	6.9%	
Fox Hall Apartments	720	3/29/2007	$ 880	91.0%	91.7%	5.5%	6.0%	5.7%	6.3%	
Gateway Village	132	7/16/1999	$ 1,341	96.1%	94.8%	1.8%	4.8%	(1.7%)	8.7%	
Heritage Woods	164	10/4/2006	$ 1,153	95.9%	97.0%	7.7%	5.9%	3.1%	7.6%	
Middlebrooke Apartments	208	4/1/2010	$ 954	94.1%	93.3%	10.9%	14.9%	(0.9%)	28.4%	
Mill Towne Village Apts	384	5/31/2001	$ 912	93.2%	94.6%	3.1%	3.2%	12.2%	(1.9%)	
Morningside Heights	1,050	4/30/1998	$ 902	92.3%	92.5%	4.0%	2.3%	6.5%	0.1%	
Owings Run	504	7/16/1999	$ 1,262	96.1%	96.7%	3.8%	2.4%	2.4%	2.4%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,221	96.7%	95.5%	3.8%	3.9%	(12.3%)	15.7%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,049	92.6%	92.9%	5.2%	6.5%	(7.3%)	16.9%	
Selford Townhomes	102	7/16/1999	$ 1,381	95.7%	93.4%	4.0%	6.9%	4.3%	8.2%	
The Apts at Cambridge Court	544	8/23/2011	$ 1,274	92.8%	n/a	n/a	n/a	n/a	n/a	
The Coves at Chesapeake	469	11/20/2006	$ 1,242	93.1%	92.1%	3.0%	3.9%	(5.8%)	10.1%	
The Greens at Columbia	168	7/29/2010	$ 1,375	95.2%	n/a	n/a	n/a	n/a	n/a	
Timbercroft Townhomes	284	7/16/1999	$ 955	99.7%	99.7%	2.7%	2.8%	15.9%	(3.9%)	
Top Field	156	10/4/2006	$ 1,290	96.7%	96.5%	7.2%	7.8%	4.3%	9.4%	
Village Square Townhomes	370	7/16/1999	$ 1,176	95.9%	95.7%	3.7%	4.8%	(16.1%)	16.0%	
Westbrooke Apartments	110	4/1/2010	$ 830	96.4%	90.2%	7.8%	16.7%	(10.9%)	60.6%	
Woodholme Manor	177	3/31/2001	$ 892	92.2%	94.1%	1.9%	1.0%	1.7%	0.6%	
Total Baltimore Region	9,984		$ 1,056	94.5%	94.7%	4.4%	3.9%	1.2%	5.5%	22.5%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,562	97.4%	97.5%	3.8%	3.4%	7.8%	1.6%	
Highland House	172	5/31/2006	$ 1,183	96.9%	96.3%	3.7%	4.2%	7.9%	1.5%	
Liberty Place	107	6/6/2006	$ 1,458	96.4%	97.1%	3.0%	0.7%	5.9%	(2.3%)	
Stone Ends	280	2/12/2003	$ 1,263	94.5%	93.4%	4.3%	3.3%	(0.6%)	5.6%	
The Commons at Haynes Farm	302	7/15/2011	$ 1,209	94.2%	n/a	n/a	n/a	n/a	n/a	
The Heights at Marlborough	348	9/7/2006	$ 1,222	95.0%	96.4%	6.3%	1.9%	11.2%	(3.7%)	
The Meadows at Marlborough	264	9/7/2006	$ 1,163	93.9%	95.5%	4.8%	2.1%	(6.6%)	8.6%	
The Townhomes of Beverly	204	2/15/2007	$ 1,490	98.5%	97.6%	4.0%	2.0%	(1.4%)	3.8%	
The Village at Marshfield	276	3/17/2004	$ 1,166	95.7%	97.8%	4.8%	1.9%	12.2%	(3.2%)	
Westwoods	35	4/30/2007	$ 1,233	95.4%	98.6%	3.0%	(8.1%)	92.1%	(64.1%)	
Total Boston Region	2,684		$ 1,344	96.2%	96.7%	4.3%	2.5%	6.2%	0.6%	7.5%
Chicago Region										
Blackhawk	371	10/20/2000	$ 880	95.2%	96.4%	4.9%	3.9%	(28.3%)	43.2%	
Courtyards Village	224	8/29/2001	$ 855	98.0%	98.0%	5.0%	5.7%	15.5%	(2.4%)	
Cypress Place	192	12/27/2000	$ 954	97.1%	98.1%	5.3%	4.6%	(4.6%)	15.7%	
Lakeview Townhomes	120	10/18/2010	$ 1,165	93.8%	n/a	n/a	n/a	n/a	n/a	
The Colony	783	9/1/1999	$ 874	97.5%	97.2%	2.2%	2.7%	(18.5%)	21.3%	
The New Colonies	672	6/23/1998	$ 770	94.8%	93.9%	5.4%	4.5%	7.9%	1.0%	
Total Chicago Region	2,362		$ 849	96.4%	96.3%	4.1%	3.9%	(8.7%)	16.3%	4.0%
Florida Region										
The Hamptons	668	7/7/2004	$ 984	94.5%	92.5%	0.0%	5.8%	1.7%	10.8%	
Vinings at Hampton Village	168	7/7/2004	$ 1,112	96.8%	95.0%	0.5%	4.8%	4.5%	5.2%	
Total Florida Region	836		$ 1,010	95.0%	93.0%	0.1%	5.6%	2.3%	9.5%	1.4%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,271	99.1%	95.7%	4.4%	7.7%	8.8%	6.9%	
Cambridge Village	82	3/1/2002	$ 1,813	98.4%	97.7%	5.9%	7.9%	1.8%	12.3%	
Crescent Club Apartments	257	9/30/2010	$ 1,281	97.1%	n/a	n/a	n/a	n/a	n/a	
Devonshire Hills	656	7/16/2001	$ 1,599	97.6%	96.2%	3.1%	1.6%	(4.5%)	5.3%	
Hawthorne Court	434	4/4/2002	$ 1,452	96.8%	97.1%	3.7%	4.1%	8.1%	1.1%	
Heritage Square	80	4/4/2002	$ 1,753	97.8%	97.9%	3.2%	2.1%	1.6%	2.5%	
Holiday Square	144	5/31/2002	$ 1,233	96.9%	98.3%	3.3%	1.5%	(55.8%)	40.5%	
Lake Grove Apartments	368	2/3/1997	$ 1,456	95.6%	95.4%	4.4%	3.2%	3.2%	3.2%	
Mid-Island Estates	232	7/1/1997	$ 1,415	98.2%	97.2%	4.8%	5.9%	108.9%	(19.1%)	
Sayville Commons	342	7/15/2005	$ 1,597	97.7%	94.5%	2.4%	6.2%	5.5%	6.7%	
South Bay Manor	61	9/11/2000	$ 1,651	96.0%	95.8%	0.5%	5.0%	(123.7%)	99.9%	
Southern Meadows	452	6/29/2001	$ 1,419	97.2%	96.6%	3.6%	4.0%	(2.4%)	8.9%	
Westwood Village Apts	242	3/1/2002	$ 2,402	97.7%	95.2%	4.1%	7.9%	0.3%	13.5%	
Woodmont Village Apts	97	3/1/2002	$ 1,328	97.1%	97.5%	3.1%	1.4%	(5.7%)	5.1%	
Yorkshire Village Apts	40	3/1/2002	$ 1,843	97.5%	97.5%	2.9%	2.6%	2.9%	2.4%	
Total Long Island Region	3,647		$ 1,559	97.3%	96.2%	3.6%	4.2%	0.0%	7.0%	11.9%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,296	95.6%	95.8%	7.1%	7.0%	0.3%	10.8%	
Redbank Village	500	7/7/1998	$ 926	95.7%	96.8%	6.8%	6.5%	9.8%	4.1%	
Total Maine Region	620		$ 998	95.7%	96.6%	6.9%	6.7%	7.7%	6.0%	1.2%

OWNED COMMUNITY RESULTS

THIRD QUARTER 2011						3Q '11 versus 3Q '10 % Growth				
	# of Units	Date Acquired	3Q '11 Rent/Mo.	3Q '11 Occup.	3Q '10 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	3Q '11 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,209	96.1%	96.2%	5.0%	5.8%	(41.5%)	47.5%	
Chatham Hill Apartments	308	1/30/2004	$ 1,793	94.5%	95.7%	5.9%	5.5%	(2.2%)	9.1%	
East Hill Gardens	33	7/7/1998	$ 1,550	95.3%	92.7%	2.1%	6.7%	(3.0%)	13.7%	
Hackensack Gardens	198	3/1/2005	$ 1,127	97.7%	93.2%	3.7%	7.2%	12.9%	3.2%	
Jacob Ford Village	270	2/15/2007	$ 1,262	97.0%	94.6%	6.4%	9.4%	2.6%	12.9%	
Lakeview	106	7/7/1998	$ 1,382	95.2%	94.3%	1.0%	1.5%	6.3%	(1.5%)	
Northwood Apartments	134	1/30/2004	$ 1,350	96.6%	96.9%	4.5%	4.5%	4.6%	4.4%	
Oak Manor	77	7/7/1998	$ 1,831	94.5%	95.9%	3.2%	4.2%	18.2%	(1.2%)	
Pleasant View	1,142	7/7/1998	$ 1,154	96.5%	95.7%	2.2%	3.3%	4.5%	2.5%	
Pleasure Bay	270	7/7/1998	$ 1,051	95.6%	97.6%	3.2%	2.2%	(0.1%)	4.0%	
Royal Gardens Apartments	550	5/28/1997	$ 1,252	97.6%	96.8%	2.1%	3.7%	7.7%	1.6%	
Wayne Village	275	7/7/1998	$ 1,413	97.0%	97.2%	2.4%	2.6%	6.0%	0.9%	
Windsor Realty	67	7/7/1998	$ 1,295	96.4%	94.5%	8.3%	6.1%	2.3%	8.6%	
Total New Jersey Region	3,578		$ 1,280	96.4%	95.9%	3.4%	4.3%	2.3%	5.4%	10.0%
Philadelphia Region										
Castle Club	158	3/15/2000	$ 988	92.4%	94.2%	3.7%	4.6%	8.3%	1.4%	
Chesterfield	247	9/23/1997	$ 922	94.7%	92.1%	3.3%	4.3%	4.1%	4.5%	
Curren Terrace	318	9/23/1997	$ 878	96.0%	93.8%	4.6%	8.3%	5.7%	11.1%	
Glen Brook	174	7/28/1999	$ 830	96.4%	93.7%	3.0%	5.3%	(4.9%)	19.2%	
Glen Manor	174	9/23/1997	$ 819	94.9%	94.9%	5.1%	3.2%	3.0%	3.5%	
Golf Club	399	3/15/2000	$ 1,112	93.1%	93.6%	5.6%	4.6%	7.5%	2.8%	
Hill Brook Place	274	7/28/1999	$ 919	94.2%	95.5%	6.3%	6.6%	(2.4%)	16.8%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,343	93.6%	89.6%	14.4%	18.2%	(2.8%)	34.0%	
Home Properties of Devon	631	3/15/2000	$ 1,168	92.6%	94.0%	7.4%	5.4%	6.9%	4.5%	
New Orleans Park	442	7/28/1999	$ 877	94.3%	92.8%	3.6%	7.4%	8.1%	6.7%	
Racquet Club	466	7/7/1998	$ 1,075	93.8%	95.1%	4.1%	2.6%	1.2%	3.6%	
Racquet Club South	103	5/27/1999	$ 921	95.6%	91.8%	3.1%	5.4%	(0.3%)	11.4%	
Ridley Brook	244	7/28/1999	$ 950	92.8%	95.7%	6.1%	2.1%	8.9%	(3.9%)	
Sherry Lake	298	7/23/1998	$ 1,214	96.4%	94.9%	5.1%	5.7%	2.2%	7.7%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,155	93.9%	95.9%	3.1%	2.7%	13.0%	(3.9%)	
The Landings	384	11/25/1996	$ 1,030	95.4%	96.3%	6.4%	6.0%	15.9%	(0.2%)	
Trexler Park	250	3/15/2000	$ 1,083	92.0%	96.2%	5.8%	0.0%	(0.4%)	0.3%	
Trexler Park West	216	8/15/2008	$ 1,329	95.4%	95.6%	6.1%	8.7%	9.2%	8.4%	
Waterview Apts	203	7/14/2011	$ 1,040	92.8%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,151	94.1%	94.2%	8.7%	6.7%	(8.7%)	21.5%	
Total Philadelphia Region	5,806		$ 1,057	94.1%	94.2%	6.1%	5.9%	3.7%	7.7%	12.3%
Washington, D.C. Region										
1200 East West	247	5/11/2010	$ 1,748	96.2%	61.5%	(3.8%)	53.9%	3.2%	124.9%	
Arbor Park of Alexandria	851	Redevelopment	$ 1,364	82.2%	94.0%	3.3%	(9.2%)	(15.0%)	(4.9%)	
Braddock Lee	255	3/16/1998	$ 1,353	96.8%	96.8%	4.0%	4.2%	8.7%	1.5%	
Cider Mill	864	9/27/2002	$ 1,157	95.8%	96.2%	4.5%	6.5%	3.6%	8.9%	
Cinnamon Run	511	12/28/2005	$ 1,248	96.0%	96.3%	2.8%	5.1%	(3.2%)	9.1%	
Courts at Huntington Station	421	Lease Up	$ 2,049	56.4%	n/a	n/a	n/a	n/a	n/a	
East Meadow	150	8/1/2000	$ 1,373	98.4%	97.0%	5.6%	6.8%	12.2%	3.9%	
Elmwood Terrace	504	6/30/2000	$ 931	95.4%	93.5%	3.5%	4.4%	2.6%	6.0%	
Falkland Chase	450	9/10/2003	$ 1,423	95.5%	95.8%	4.5%	6.0%	6.2%	5.9%	
Hunters Glen	108	4/19/2011	$ 933	96.7%	n/a	n/a	n/a	n/a	n/a	
Mount Vernon Square	1,387	12/27/2006	$ 1,266	93.7%	95.9%	5.8%	4.0%	14.7%	(0.8%)	
Park Shirlington	294	3/16/1998	$ 1,326	97.3%	96.0%	1.8%	2.4%	2.7%	2.2%	
Peppertree Farm	879	12/28/2005	$ 1,214	94.6%	93.6%	2.4%	3.1%	0.3%	4.6%	
Seminary Hill	296	7/1/1999	$ 1,309	97.8%	95.4%	4.5%	7.6%	7.9%	7.4%	
Seminary Towers	544	7/1/1999	$ 1,380	96.5%	95.9%	6.4%	3.9%	2.7%	4.8%	
Tamarron Apartments	132	7/16/1999	$ 1,544	95.8%	94.8%	5.5%	5.4%	2.6%	6.7%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,345	97.3%	96.0%	5.2%	5.9%	1.3%	8.3%	
The Courts at Fair Oaks	364	9/30/2010	$ 1,451	96.9%	n/a	n/a	n/a	n/a	n/a	
The Manor - MD	435	8/31/2001	$ 1,294	93.7%	94.2%	2.3%	2.9%	3.2%	2.7%	
The Manor - VA	198	2/19/1999	$ 1,055	97.3%	94.8%	3.9%	7.9%	(6.6%)	20.0%	
The Sycamores	185	12/16/2002	$ 1,386	95.6%	97.9%	5.7%	4.7%	15.6%	(0.5%)	
Village at Potomac Falls	247	8/5/2010	$ 1,286	95.3%	n/a	n/a	n/a	n/a	n/a	
Virginia Village	344	5/31/2001	$ 1,355	97.5%	98.6%	6.7%	6.1%	13.4%	1.9%	
West Springfield	244	11/18/2002	$ 1,501	95.7%	96.7%	6.7%	6.7%	12.9%	4.0%	
Westchester West	345	12/30/2008	$ 1,304	95.3%	92.1%	2.4%	8.5%	13.2%	6.0%	
Woodleaf Apartments	228	3/19/2004	$ 1,259	94.8%	94.2%	5.2%	9.2%	(2.6%)	16.0%	
Total Washington, D.C. Region	10,723		$ 1,270	95.5%	95.5%	4.4%	5.1%	5.8%	4.6%	29.2%
TOTAL OWNED PORTFOLIO	**40,240**		**$ 1,202**	**94.5%**	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	**34,950**		**$ 1,184**	**95.5%**	**95.4%**	4.3%	4.6%	2.6%	5.8%	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

OWNED COMMUNITY RESULTS

September YTD						YTD '11 versus YTD '10 % Growth				
	# of Units	Date Acquired	YTD '11 Rent/Mo.	YTD '11 Occup.	YTD '10 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '11 % Co. NOI
Baltimore Region										
Annapolis Roads	282	6/17/2010	$ 1,255	90.8%	n/a	n/a	n/a	n/a	n/a	
Bonnie Ridge	960	7/1/1999	$ 1,100	94.7%	94.7%	4.4%	3.8%	(3.7%)	8.3%	
Canterbury Apartments	618	7/16/1999	$ 968	94.8%	95.1%	2.4%	3.0%	1.3%	4.0%	
Charleston Place	858	9/30/2010	$ 1,123	96.6%	n/a	n/a	n/a	n/a	n/a	
Country Village	344	4/30/1998	$ 983	97.1%	97.0%	7.0%	6.3%	(1.1%)	11.3%	
Dunfield Townhomes	312	11/1/2007	$ 1,146	95.5%	92.8%	2.7%	7.1%	(13.5%)	21.0%	
Falcon Crest	396	7/16/1999	$ 993	95.7%	92.9%	1.4%	6.7%	(5.8%)	14.3%	
Fox Hall Apartments	720	3/29/2007	$ 866	92.0%	92.3%	5.4%	7.3%	0.8%	13.0%	
Gateway Village	132	7/16/1999	$ 1,325	95.9%	96.5%	2.4%	3.1%	2.4%	3.5%	
Heritage Woods	164	10/4/2006	$ 1,118	97.3%	97.2%	6.2%	6.8%	0.2%	10.8%	
Middlebrooke Apartments	208	4/1/2010	$ 931	94.8%	n/a	n/a	n/a	n/a	n/a	
Mill Towne Village Apts	384	5/31/2001	$ 901	93.6%	94.4%	2.9%	3.2%	(0.9%)	5.9%	
Morningside Heights	1,050	4/30/1998	$ 889	93.0%	92.8%	3.1%	4.0%	(2.3%)	7.8%	
Owings Run	504	7/16/1999	$ 1,237	96.2%	96.3%	3.5%	3.3%	(3.2%)	6.6%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,204	95.6%	96.1%	4.2%	3.1%	(6.5%)	9.7%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,026	93.7%	93.9%	3.6%	4.5%	(1.7%)	9.0%	
Selford Townhomes	102	7/16/1999	$ 1,357	94.6%	94.7%	4.1%	3.6%	(1.3%)	6.1%	
The Apts at Cambridge Court	544	8/23/2011	$ 1,274	92.8%	n/a	n/a	n/a	n/a	n/a	
The Coves at Chesapeake	469	11/20/2006	$ 1,228	91.9%	92.4%	3.0%	1.9%	(1.8%)	4.1%	
The Greens at Columbia	168	7/29/2010	$ 1,353	95.9%	n/a	n/a	n/a	n/a	n/a	
Timbercroft Townhomes	284	7/16/1999	$ 933	99.2%	99.7%	2.1%	1.1%	3.3%	(0.1%)	
Top Field	156	10/4/2006	$ 1,258	97.4%	96.7%	6.0%	7.5%	0.8%	11.0%	
Village Square Townhomes	370	7/16/1999	$ 1,158	96.5%	94.1%	3.2%	6.3%	(8.3%)	14.5%	
Westbrooke Apartments	110	4/1/2010	$ 815	94.2%	n/a	n/a	n/a	n/a	n/a	
Woodholme Manor	177	3/31/2001	$ 889	93.2%	93.5%	2.1%	1.8%	(4.0%)	6.2%	
Total Baltimore Region	9,984		$ 1,039	94.7%	94.4%	3.6%	4.4%	(2.5%)	8.7%	22.7%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,535	96.3%	95.9%	2.1%	2.9%	10.1%	(0.5%)	
Highland House	172	5/31/2006	$ 1,162	96.4%	97.2%	2.4%	1.4%	0.8%	2.0%	
Liberty Place	107	6/6/2006	$ 1,441	95.9%	97.9%	2.7%	(1.3%)	5.6%	(5.5%)	
Stone Ends	280	2/12/2003	$ 1,241	95.2%	93.0%	2.4%	3.7%	3.1%	4.0%	
The Commons at Haynes Farm	302	7/15/2011	$ 1,209	94.2%	n/a	n/a	n/a	n/a	n/a	
The Heights at Marlborough	348	9/7/2006	$ 1,185	94.7%	95.5%	2.8%	1.0%	3.4%	(0.7%)	
The Meadows at Marlborough	264	9/7/2006	$ 1,136	95.5%	96.2%	2.6%	1.5%	6.4%	(2.2%)	
The Townhomes of Beverly	204	2/15/2007	$ 1,474	96.8%	98.0%	4.2%	2.2%	6.5%	(0.4%)	
The Village at Marshfield	276	3/17/2004	$ 1,150	96.3%	97.1%	3.9%	3.3%	11.0%	(1.0%)	
Westwoods	35	4/30/2007	$ 1,223	96.1%	97.2%	4.1%	(3.0%)	30.4%	(27.5%)	
Total Boston Region	2,684		$ 1,320	95.9%	96.1%	2.7%	2.2%	7.0%	(0.7%)	6.8%
Chicago Region										
Blackhawk	371	10/20/2000	$ 866	95.5%	96.8%	3.2%	1.7%	(9.3%)	15.1%	
Courtyards Village	224	8/29/2001	$ 836	97.6%	97.6%	3.6%	3.5%	5.4%	1.8%	
Cypress Place	192	12/27/2000	$ 934	97.5%	97.8%	3.2%	4.7%	(2.9%)	13.8%	
Lakeview Townhomes	120	10/18/2010	$ 1,145	93.9%	n/a	n/a	n/a	n/a	n/a	
The Colony	783	9/1/1999	$ 863	97.0%	96.0%	0.7%	2.6%	(6.4%)	11.2%	
The New Colonies	672	6/23/1998	$ 752	95.5%	94.9%	4.0%	4.3%	6.2%	2.6%	
Total Chicago Region	2,362		$ 834	96.4%	96.2%	2.5%	3.2%	(2.3%)	8.6%	3.8%
Florida Region										
The Hamptons	668	7/7/2004	$ 976	94.9%	93.2%	(0.7%)	3.7%	(1.2%)	9.3%	
Vinings at Hampton Village	168	7/7/2004	$ 1,102	96.8%	94.5%	(0.6%)	3.4%	1.6%	5.5%	
Total Florida Region	836		$ 1,001	95.4%	93.5%	(0.6%)	3.6%	(0.6%)	8.5%	1.4%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,250	98.6%	94.7%	2.8%	6.6%	5.1%	8.0%	
Cambridge Village	82	3/1/2002	$ 1,767	98.3%	97.9%	4.5%	6.9%	(2.9%)	15.0%	
Crescent Club Apartments	257	9/30/2010	$ 1,266	97.2%	n/a	n/a	n/a	n/a	n/a	
Devonshire Hills	656	7/16/2001	$ 1,575	96.7%	96.6%	2.1%	1.5%	(1.3%)	3.4%	
Hawthorne Court	434	4/4/2002	$ 1,432	97.3%	96.8%	3.3%	4.4%	4.7%	4.1%	
Heritage Square	80	4/4/2002	$ 1,731	97.5%	97.6%	1.9%	2.2%	(2.1%)	6.1%	
Holiday Square	144	5/31/2002	$ 1,216	96.5%	96.0%	2.6%	3.6%	(17.9%)	20.1%	
Lake Grove Apartments	368	2/3/1997	$ 1,432	95.4%	95.7%	4.0%	3.0%	(0.1%)	5.1%	
Mid-Island Estates	232	7/1/1997	$ 1,391	97.5%	96.7%	3.6%	4.9%	7.8%	3.1%	
Sayville Commons	342	7/15/2005	$ 1,584	96.9%	93.7%	1.9%	6.1%	5.6%	6.5%	
South Bay Manor	61	9/11/2000	$ 1,633	95.4%	97.4%	0.2%	(0.4%)	(37.3%)	30.7%	
Southern Meadows	452	6/29/2001	$ 1,404	96.3%	96.3%	3.3%	2.8%	(3.0%)	7.6%	
Westwood Village Apts	242	3/1/2002	$ 2,368	96.4%	95.4%	4.0%	5.5%	0.1%	9.5%	
Woodmont Village Apts	97	3/1/2002	$ 1,321	96.8%	97.5%	2.7%	1.2%	(0.3%)	2.0%	
Yorkshire Village Apts	40	3/1/2002	$ 1,825	97.7%	97.8%	3.8%	3.6%	5.9%	1.2%	
Total Long Island Region	3,647		$ 1,538	96.8%	96.1%	3.0%	3.7%	(0.3%)	6.6%	11.6%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,258	96.8%	97.0%	5.3%	5.1%	(3.5%)	9.6%	
Redbank Village	500	7/7/1998	$ 897	96.5%	96.7%	4.3%	6.3%	2.4%	9.3%	
Total Maine Region	620		$ 967	96.6%	96.8%	4.6%	6.0%	1.2%	9.4%	1.3%

OWNED COMMUNITY RESULTS

September YTD

	# of Units	Date Acquired	YTD '11 Rent/Mo.	YTD '11 Occup.	YTD '10 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '11 % Co. NOI
						YTD '11 versus YTD '10 % Growth				
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,187	96.5%	95.9%	5.0%	7.0%	(13.4%)	26.3%	
Chatham Hill Apartments	308	1/30/2004	$ 1,747	94.7%	92.1%	3.8%	7.5%	(0.4%)	11.5%	
East Hill Gardens	33	7/7/1998	$ 1,546	93.7%	96.2%	2.0%	(0.9%)	4.2%	(3.7%)	
Hackensack Gardens	198	3/1/2005	$ 1,112	98.2%	94.0%	3.6%	9.2%	5.3%	12.5%	
Jacob Ford Village	270	2/15/2007	$ 1,236	96.4%	94.3%	5.7%	10.3%	0.5%	16.8%	
Lakeview	106	7/7/1998	$ 1,371	96.1%	95.2%	0.9%	2.9%	2.7%	3.2%	
Northwood Apartments	134	1/30/2004	$ 1,331	96.7%	96.8%	2.9%	3.4%	(11.4%)	16.6%	
Oak Manor	77	7/7/1998	$ 1,779	95.4%	95.2%	1.2%	4.0%	6.4%	2.7%	
Pleasant View	1,142	7/7/1998	$ 1,145	95.9%	95.7%	2.6%	3.4%	0.6%	5.4%	
Pleasure Bay	270	7/7/1998	$ 1,036	95.2%	96.0%	2.8%	0.1%	1.5%	(1.3%)	
Royal Gardens Apartments	550	5/28/1997	$ 1,240	96.4%	96.7%	2.0%	2.5%	7.5%	(0.7%)	
Wayne Village	275	7/7/1998	$ 1,397	96.3%	97.4%	1.5%	1.8%	2.2%	1.5%	
Windsor Realty	67	7/7/1998	$ 1,282	96.6%	95.1%	9.2%	3.7%	2.1%	4.9%	
Total New Jersey Region	3,578		$ 1,263	96.0%	95.4%	3.0%	4.2%	1.0%	6.4%	9.8%
Philadelphia Region										
Castle Club	158	3/15/2000	$ 971	93.8%	93.9%	2.2%	4.2%	(2.1%)	10.3%	
Chesterfield	247	9/23/1997	$ 911	95.2%	94.1%	2.4%	4.2%	(2.5%)	11.2%	
Curren Terrace	318	9/23/1997	$ 863	95.1%	93.3%	1.9%	3.8%	(0.6%)	8.8%	
Glen Brook	174	7/28/1999	$ 826	93.7%	94.9%	2.7%	0.3%	(2.2%)	4.0%	
Glen Manor	174	9/23/1997	$ 811	95.4%	95.5%	3.9%	4.6%	(1.6%)	12.2%	
Golf Club	399	3/15/2000	$ 1,088	94.3%	94.5%	4.3%	4.9%	2.9%	6.1%	
Hill Brook Place	274	7/28/1999	$ 898	95.1%	95.4%	4.8%	8.9%	1.5%	17.3%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,269	93.0%	88.4%	10.4%	17.2%	(2.1%)	34.4%	
Home Properties of Devon	631	3/15/2000	$ 1,134	93.5%	93.7%	5.1%	5.4%	(0.2%)	9.2%	
New Orleans Park	442	7/28/1999	$ 863	94.8%	94.3%	2.3%	5.8%	3.2%	8.6%	
Racquet Club	466	7/7/1998	$ 1,053	95.1%	96.0%	2.7%	3.3%	(0.2%)	6.1%	
Racquet Club South	103	5/27/1999	$ 901	96.3%	94.3%	2.6%	6.7%	(2.3%)	17.3%	
Ridley Brook	244	7/28/1999	$ 935	93.6%	94.4%	3.8%	4.8%	1.9%	7.8%	
Sherry Lake	298	7/23/1998	$ 1,194	96.3%	94.8%	4.6%	7.0%	1.3%	10.5%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,129	96.6%	96.5%	1.5%	3.3%	9.1%	(0.2%)	
The Landings	384	11/25/1996	$ 1,002	96.3%	96.1%	4.6%	5.8%	8.3%	4.2%	
Trexler Park	250	3/15/2000	$ 1,058	95.0%	94.0%	3.1%	4.7%	2.4%	6.4%	
Trexler Park West	216	8/15/2008	$ 1,288	96.6%	95.1%	4.4%	8.4%	6.5%	9.4%	
Waterview Apts	203	7/14/2011	$ 1,040	92.8%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,117	94.1%	93.6%	6.0%	3.6%	(6.4%)	13.2%	
Total Philadelphia Region	5,806		$ 1,032	94.8%	94.2%	4.2%	5.8%	0.7%	10.1%	12.5%
Washington, D.C. Region										
1200 East West	247	5/11/2010	$ 1,726	95.8%	n/a	n/a	n/a	n/a	n/a	
Arbor Park of Alexandria	851	Redevelopment	$ 1,330	88.7%	95.0%	1.0%	(6.7%)	(10.8%)	(4.1%)	
Braddock Lee	255	3/16/1998	$ 1,327	97.7%	97.4%	3.8%	4.2%	1.1%	6.2%	
Cider Mill	864	9/27/2002	$ 1,144	94.9%	95.5%	4.2%	3.5%	(5.0%)	11.1%	
Cinnamon Run	511	12/28/2005	$ 1,237	95.2%	95.9%	2.7%	2.8%	(6.5%)	7.6%	
Courts at Huntington Station	421	Lease Up	$ 1,989	66.6%	n/a	n/a	n/a	n/a	n/a	
East Meadow	150	8/1/2000	$ 1,345	98.4%	97.6%	5.2%	5.0%	0.3%	8.0%	
Elmwood Terrace	504	6/30/2000	$ 921	95.2%	93.3%	2.3%	4.9%	0.7%	8.7%	
Falkland Chase	450	9/10/2003	$ 1,396	95.0%	95.5%	3.8%	4.9%	(1.3%)	8.1%	
Hunters Glen	108	4/19/2011	$ 902	96.1%	n/a	n/a	n/a	n/a	n/a	
Mount Vernon Square	1,387	12/27/2006	$ 1,236	95.0%	95.2%	3.6%	3.1%	3.0%	3.2%	
Park Shirlington	294	3/16/1998	$ 1,310	97.5%	96.2%	1.6%	2.3%	(0.8%)	4.5%	
Peppertree Farm	879	12/28/2005	$ 1,205	93.0%	93.0%	2.1%	2.1%	(3.8%)	5.9%	
Seminary Hill	296	7/1/1999	$ 1,290	97.8%	96.8%	3.3%	4.0%	0.6%	6.6%	
Seminary Towers	544	7/1/1999	$ 1,347	95.9%	96.0%	4.9%	4.1%	(1.7%)	8.6%	
Tamarron Apartments	132	7/16/1999	$ 1,524	96.7%	96.1%	5.6%	5.8%	(2.6%)	10.0%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,311	97.9%	96.4%	3.1%	5.9%	(5.1%)	11.9%	
The Courts at Fair Oaks	364	9/30/2010	$ 1,430	95.9%	n/a	n/a	n/a	n/a	n/a	
The Manor - MD	435	8/31/2001	$ 1,276	94.1%	95.7%	2.5%	(0.2%)	(3.5%)	1.7%	
The Manor - VA	198	2/19/1999	$ 1,026	97.9%	96.0%	2.6%	4.2%	(6.6%)	13.3%	
The Sycamores	185	12/16/2002	$ 1,361	96.3%	97.7%	4.4%	3.4%	(1.6%)	6.2%	
Village at Potomac Falls	247	8/5/2010	$ 1,274	96.5%	n/a	n/a	n/a	n/a	n/a	
Virginia Village	344	5/31/2001	$ 1,319	98.3%	98.7%	5.0%	5.2%	(0.3%)	8.7%	
West Springfield	244	11/18/2002	$ 1,457	97.4%	97.5%	4.8%	4.9%	1.7%	6.4%	
Westchester West	345	12/30/2008	$ 1,294	93.2%	92.7%	2.3%	4.7%	(2.4%)	9.2%	
Woodleaf Apartments	228	3/19/2004	$ 1,241	93.7%	94.4%	4.2%	5.4%	(4.2%)	10.9%	
Total Washington, D.C. Region	10,723		$ 1,248	95.5%	95.5%	3.5%	3.6%	(1.7%)	7.0%	30.1%
TOTAL OWNED PORTFOLIO	**40,240**		**$ 1,179**	**95.0%**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**100.0%**
TOTAL CORE PORTFOLIO	**34,950**		**$ 1,164**	**95.5%**	**95.2%**	**3.3%**	**4.1%**	**(0.3%)**	**7.1%**	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
Third Quarter 2011 vs. Second Quarter 2011

Region	% Units	3Q '11	2Q '11	Variance
Washington, D.C.	24.3%	95.5%	95.8%	(0.3%)
Baltimore	22.4%	94.5%	95.0%	(0.5%)
New Jersey, Long Island	19.9%	96.8%	96.6%	0.2%
Philadelphia	16.0%	94.1%	95.0%	(0.9%)
Boston	6.8%	96.2%	96.5%	(0.3%)
Chicago	6.4%	96.4%	96.3%	0.1%
Florida	2.4%	95.0%	96.2%	(1.2%)
Maine	1.8%	95.7%	96.5%	(0.8%)
Total Core	100.0%	95.5%	95.8%	(0.3%)

Year over Year Comparison
Third Quarter 2011 vs. Third Quarter 2010

Region	% Units	3Q '11	3Q '10	Variance
Washington, D.C.	24.3%	95.5%	95.5%	0.0%
Baltimore	22.4%	94.5%	94.7%	(0.2%)
New Jersey, Long Island	19.9%	96.8%	96.0%	0.8%
Philadelphia	16.0%	94.1%	94.2%	(0.1%)
Boston	6.8%	96.2%	96.7%	(0.5%)
Chicago	6.4%	96.4%	96.3%	0.1%
Florida	2.4%	95.0%	93.0%	2.0%
Maine	1.8%	95.7%	96.6%	(0.9%)
Total Core	100.0%	95.5%	95.4%	0.1%

September vs. Quarter Comparison

Region	% Units	Sep '11	3Q '11	Variance
Washington, D.C.	24.3%	95.8%	95.5%	0.3%
Baltimore	22.4%	94.4%	94.5%	(0.1%)
New Jersey, Long Island	19.9%	96.9%	96.8%	0.1%
Philadelphia	16.0%	94.4%	94.1%	0.3%
Boston	6.8%	95.7%	96.2%	(0.5%)
Chicago	6.4%	96.9%	96.4%	0.5%
Florida	2.4%	95.0%	95.0%	0.0%
Maine	1.8%	96.1%	95.7%	0.4%
Total Core	100.0%	95.6%	95.5%	0.1%

Net Operating Results - Core Properties

Sequential Results
Third Quarter 2011 vs. Second Quarter 2011

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	24.3%	1.6%	1.4%	4.2%	(0.1%)
Baltimore	22.4%	0.9%	0.2%	1.9%	(0.6%)
New Jersey, Long Island	19.9%	1.9%	1.4%	(3.0%)	4.3%
Philadelphia	16.0%	1.8%	0.5%	3.9%	(1.8%)
Boston	6.8%	0.6%	0.1%	0.5%	(0.2%)
Chicago	6.4%	0.7%	0.8%	(9.6%)	10.6%
Florida	2.4%	(2.3%)	(1.3%)	2.7%	(5.5%)
Maine	1.8%	1.3%	1.3%	11.9%	(5.2%)
Total Core	100.0%	1.4%	0.9%	1.0%	0.8%

Year Over Year Results
Third Quarter 2011 vs. Third Quarter 2010

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	24.3%	5.2%	5.1%	5.8%	4.6%
Baltimore	22.4%	4.1%	3.9%	1.2%	5.5%
New Jersey, Long Island	19.9%	4.6%	4.3%	1.1%	6.3%
Philadelphia	16.0%	6.2%	5.9%	3.7%	7.7%
Boston	6.8%	2.7%	2.5%	6.2%	0.6%
Chicago	6.4%	3.5%	3.9%	(8.7%)	16.3%
Florida	2.4%	3.9%	5.6%	2.3%	9.5%
Maine	1.8%	5.4%	6.7%	7.7%	6.0%
Total Core	100.0%	4.7%	4.6%	2.6%	5.8%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

Percentage Change in New Lease and Renewal Lease Rents Compared to Expiring Lease Rents - Core Properties

	2010 1Q		2010 2Q		2010 3Q		2010 4Q		2011 1Q		2011 2Q		2011 3Q	
Region	New	Renewal	New	Renewal	New	Renewal	New	Renewal	New	Renewal	New	Renewal	New	Renewal
Baltimore	(3.4%)	2.2%	1.0%	3.3%	2.5%	4.1%	1.4%	3.9%	1.9%	3.5%	5.2%	4.3%	3.5%	4.1%
Boston	(5.4%)	1.2%	(1.7%)	(1.7%)	2.0%	2.6%	0.4%	3.6%	1.0%	3.2%	5.7%	4.0%	5.7%	3.8%
Chicago	(4.7%)	0.8%	(2.7%)	1.1%	(0.7%)	2.4%	0.0%	3.2%	3.7%	4.0%	5.0%	4.6%	4.3%	5.0%
Florida	(4.6%)	0.5%	(0.8%)	0.4%	(1.1%)	1.9%	(4.5%)	1.8%	(1.8%)	1.5%	1.9%	2.4%	(0.8%)	3.5%
Maine	(0.7%)	1.0%	1.1%	1.1%	4.2%	2.2%	(0.8%)	3.7%	5.8%	4.2%	12.5%	6.4%	3.7%	6.5%
New Jersey, Long Island	(4.1%)	1.6%	0.2%	2.6%	3.4%	3.3%	1.3%	3.0%	0.3%	3.2%	4.6%	3.4%	5.7%	3.8%
Philadelphia	(5.0%)	0.6%	0.5%	1.5%	3.7%	3.0%	2.3%	3.4%	4.0%	3.4%	9.9%	5.1%	7.6%	4.8%
Washington, D.C.	(4.1%)	1.9%	(0.8%)	2.4%	1.3%	3.5%	1.9%	3.6%	2.7%	4.4%	4.8%	4.7%	5.2%	4.4%
Total Core	(4.2%)	1.6%	(0.2%)	2.3%	2.3%	3.4%	1.0%	3.5%	1.9%	3.6%	5.7%	4.3%	5.1%	4.2%
Spread [1]	**5.8%**		**2.5%**		**1.1%**		**2.5%**		**1.7%**		**-1.4%**		**-0.9%**	

	2010 January		2010 February		2010 March		2010 April		2010 May		2010 June	
Region	New	Renewal	New	Renewal	New	Renewal	New	Renewal	New	Renewal	New	Renewal
Baltimore	(3.5%)	1.9%	(4.2%)	1.9%	(2.6%)	2.9%	0.1%	3.0%	1.2%	3.6%	1.3%	3.3%
Boston	(5.8%)	1.0%	(6.3%)	1.3%	(3.9%)	1.3%	(1.1%)	1.4%	(1.5%)	1.3%	(1.5%)	1.9%
Chicago	(8.4%)	1.0%	(5.0%)	0.9%	(2.0%)	0.7%	(4.8%)	1.1%	(1.5%)	0.6%	(2.4%)	1.6%
Florida	(7.0%)	0.2%	(4.6%)	0.7%	(2.7%)	0.7%	(3.2%)	0.3%	(1.5%)	0.7%	2.8%	0.7%
Maine	1.5%	1.3%	0.3%	0.7%	(3.3%)	1.3%	0.3%	1.8%	0.1%	0.6%	2.9%	1.4%
New Jersey, Long Island	(4.2%)	1.6%	(4.9%)	1.6%	(3.2%)	1.5%	(3.3%)	2.2%	0.4%	2.9%	3.5%	2.7%
Philadelphia	(6.6%)	0.4%	(5.3%)	0.5%	(2.8%)	0.7%	0.1%	1.1%	0.0%	1.3%	0.9%	1.9%
Washington, D.C.	(5.0%)	2.2%	(4.9%)	1.9%	(2.1%)	1.6%	(2.5%)	1.9%	(0.8%)	2.2%	1.0%	3.1%
Total Core	(5.0%)	1.6%	(4.8%)	1.5%	(2.7%)	1.6%	(1.9%)	2.0%	(0.1%)	2.3%	1.3%	2.6%
Spread [1]	**6.6%**		**6.3%**		**4.3%**		**3.9%**		**2.4%**		**1.3%**	

	2010 July		2010 August		2010 September		2010 October		2010 November		2010 December	
Region	New	Renewal	New	Renewal	New	Renewal	New	Renewal	New	Renewal	New	Renewal
Baltimore	2.2%	3.7%	2.7%	4.3%	3.1%	4.4%	1.9%	4.3%	0.5%	3.7%	1.9%	3.7%
Boston	2.2%	2.3%	3.1%	2.6%	0.2%	2.8%	1.0%	3.2%	(0.3%)	3.7%	0.7%	4.2%
Chicago	(2.4%)	2.5%	(1.0%)	2.5%	2.0%	2.2%	0.8%	1.9%	0.0%	4.0%	(0.9%)	4.5%
Florida	(0.6%)	1.2%	1.8%	2.3%	(5.3%)	2.2%	(3.1%)	1.9%	(6.0%)	1.2%	(4.2%)	2.4%
Maine	7.2%	1.3%	6.6%	2.1%	(1.0%)	3.4%	(1.4%)	4.4%	(1.8%)	4.4%	1.5%	2.6%
New Jersey, Long Island	2.6%	3.1%	4.6%	3.3%	2.9%	3.6%	2.1%	3.1%	0.4%	3.3%	1.3%	3.0%
Philadelphia	2.7%	2.3%	4.8%	3.1%	3.4%	3.6%	2.8%	3.4%	1.2%	3.5%	2.6%	3.2%
Washington, D.C.	(0.3%)	3.3%	2.3%	3.7%	2.0%	3.5%	1.1%	3.4%	2.8%	3.7%	2.2%	3.6%
Total Core	1.4%	3.0%	3.1%	3.5%	2.2%	3.6%	1.4%	3.4%	0.8%	3.5%	0.9%	3.7%
Spread [1]	**1.6%**		**0.4%**		**1.4%**		**2.0%**		**2.8%**		**2.8%**	

	2011 January		2011 February		2011 March		2011 April		2011 May		2011 June	
Region	New	Renewal	New	Renewal	New	Renewal	New	Renewal	New	Renewal	New	Renewal
Baltimore	(0.1%)	3.5%	1.9%	3.5%	3.6%	3.5%	5.2%	3.9%	5.6%	4.5%	5.0%	4.4%
Boston	0.5%	3.0%	1.1%	3.4%	1.3%	3.3%	4.2%	3.5%	5.4%	3.9%	7.2%	4.4%
Chicago	3.4%	2.8%	3.2%	3.8%	4.7%	4.9%	6.8%	5.0%	5.1%	4.0%	3.5%	5.1%
Florida	(0.9%)	1.3%	(2.6%)	1.6%	(1.9%)	1.8%	1.2%	0.5%	1.4%	2.0%	2.6%	3.8%
Maine	2.9%	3.6%	3.9%	4.3%	10.9%	4.5%	9.8%	6.0%	14.3%	6.1%	13.6%	6.9%
New Jersey, Long Island	(3.1%)	3.1%	(0.1%)	3.4%	2.9%	3.0%	3.0%	3.1%	4.8%	3.5%	5.8%	3.6%
Philadelphia	0.5%	3.7%	4.4%	2.9%	6.5%	3.5%	7.2%	4.2%	11.3%	5.2%	10.7%	5.6%
Washington, D.C.	2.3%	4.0%	3.3%	4.7%	2.4%	4.5%	3.5%	4.9%	4.9%	4.5%	6.4%	4.7%
Total Core	0.2%	3.5%	2.1%	3.7%	3.1%	3.7%	4.4%	4.0%	5.9%	4.2%	6.7%	4.5%
Spread [1]	**3.3%**		**1.6%**		**0.6%**		**-0.5%**		**-1.7%**		**-2.2%**	

	2011 July		2011 August		2011 September		2011 October [2]	
Region	New	Renewal	New	Renewal	New	Renewal	New	Renewal
Baltimore	4.4%	4.3%	3.5%	4.2%	2.5%	4.0%	0.7%	4.0%
Boston	6.8%	3.7%	6.2%	3.4%	4.2%	4.5%	4.8%	4.4%
Chicago	2.9%	5.6%	4.5%	4.8%	5.8%	4.6%	3.8%	4.5%
Florida	1.0%	4.2%	(0.9%)	2.8%	(1.9%)	3.8%	0.6%	3.4%
Maine	10.4%	6.7%	0.8%	6.1%	(0.1%)	6.6%	1.1%	5.1%
New Jersey, Long Island	5.6%	3.6%	6.0%	3.9%	5.5%	3.8%	4.0%	3.8%
Philadelphia	8.9%	5.4%	7.9%	4.9%	5.5%	4.1%	4.6%	3.5%
Washington, D.C.	5.7%	4.6%	5.0%	4.6%	4.6%	4.2%	4.9%	4.2%
Total Core	5.8%	4.4%	5.2%	4.3%	4.2%	4.1%	3.5%	4.0%
Spread [1]	**-1.4%**		**-0.9%**		**-0.1%**		**0.4%**	

[1] Spread is the difference between the percentage change in rents on renewed leases compared to new leases.
[2] Preliminary

Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	3Q '11	2Q '11	1Q '11	4Q '10	3Q '10	2Q '10	1Q '10	Year '10	Year '09	Year '08
Eviction/skip	14.4%	14.8%	20.4%	16.4%	14.3%	14.8%	17.0%	15.6%	14.0%	14.6%
Location convenience/ apartment size	14.1%	13.0%	12.6%	11.7%	13.3%	13.4%	10.0%	12.1%	10.1%	10.3%
Employment related	12.9%	13.6%	15.0%	13.3%	13.6%	14.1%	14.8%	13.9%	15.7%	15.2%
Rent level	11.9%	10.9%	9.1%	9.9%	10.4%	9.6%	9.9%	10.0%	10.0%	9.5%
Transfer w/in HME	11.0%	10.6%	11.2%	13.2%	11.2%	10.4%	14.6%	12.3%	12.9%	10.7%
Home purchase	10.8%	9.9%	9.5%	10.7%	10.6%	11.5%	11.1%	11.0%	12.3%	12.0%

Traffic - Core   **Turnover - Core**

	Traffic 3Q '11 vs. 3Q '10	Traffic YTD '11 vs. YTD '10	Signed Leases 3Q '11 vs. 3Q '10	Signed Leases YTD '11 vs. YTD '10	3Q '11	3Q '10	YTD '11	YTD '10
Region								
Baltimore	(5.0%)	(1.0%)	10.0%	3.0%	12.6%	12.9%	29.9%	31.4%
Boston	4.0%	13.0%	(11.0%)	(8.0%)	11.7%	9.7%	28.4%	27.4%
Chicago	(9.0%)	(4.0%)	16.0%	(1.0%)	16.1%	15.3%	37.2%	36.7%
Florida	(17.0%)	17.0%	(12.0%)	(7.0%)	13.0%	13.9%	35.6%	38.4%
Long Island	12.0%	5.0%	(18.0%)	(2.0%)	9.3%	9.4%	24.3%	25.1%
Maine	14.0%	5.0%	(22.0%)	(22.0%)	15.5%	15.8%	38.5%	39.0%
New Jersey	(2.0%)	4.0%	(5.0%)	(4.0%)	10.6%	10.6%	27.6%	26.6%
Philadelphia	(4.0%)	(7.0%)	21.0%	0.0%	13.8%	12.3%	33.0%	32.2%
Washington, D.C.	(4.0%)	1.0%	1.0%	1.0%	10.5%	11.1%	26.1%	27.8%
Total Core	(2.0%)	1.0%	3.0%	(1.0%)	12.0%	11.8%	29.3%	29.9%

Bad Debt as % of Rent and Utility Recovery - Core

3Q '11	3Q '10	YTD '11	YTD '10
1.44%	1.58%	1.20%	1.35%

Net Operating Income Detail
($ in thousands, except per unit data)

Core Properties

	3Q '11	3Q '10	Qtr Variance	% Variance	YTD '11	YTD '10	YTD Variance	% Variance
Rent	$ 116,843	$ 111,643	$ 5,200	4.7%	$ 345,275	$ 332,622	$ 12,653	3.8%
Utility recovery	3,851	3,700	151	4.1%	16,050	14,735	1,315	8.9%
Rent including recoveries	120,694	115,343	5,351	4.6%	361,325	347,357	13,968	4.0%
Other income	5,620	5,470	150	2.7%	16,419	15,614	805	5.2%
Total income	126,314	120,813	5,501	4.6%	377,744	362,971	14,773	4.1%
Operating & maintenance	(48,276)	(47,072)	(1,204)	(2.6%)	(148,633)	(149,135)	502	0.3%
Core Properties NOI	$ 78,038	$ 73,741	$ 4,297	5.8%	$ 229,111	$ 213,836	$ 15,275	7.1%
Physical Occupancy %	95.5%	95.4%	0.1%		95.5%	95.2%	0.3%	
Weighted Avg Rent per Unit	$ 1,184	$ 1,135	$ 49	4.3%	$ 1,164	$ 1,126	$ 37	3.3%

Acquired Properties [1]

	3Q '11	YTD '11
Rent	$ 12,864	$ 33,499
Utility recovery	228	513
Rent including recoveries	13,092	34,012
Other income	515	1,273
Total income	13,607	35,285
Operating & maintenance	(5,025)	(13,051)
Acquired Properties NOI	$ 8,582	$ 22,234
Physical Occupancy %	95.0%	95.5%
Weighted Avg Rent per Unit	$ 1,240	$ 1,239

Redevelopment Properties [2]

	3Q '11	YTD '11
Rent	$ 2,836	$ 8,895
Utility recovery	127	407
Rent including recoveries	2,963	9,302
Other income	156	449
Total income	3,119	9,751
Operating & maintenance	(1,246)	(3,731)
Redeveloped Properties NOI	$ 1,873	$ 6,020
Physical Occupancy %	82.2%	88.7%
Weighted Avg Rent per Unit	$ 1,364	$ 1,330

Development Properties [3]

	3Q '11	YTD '11
Rent	$ 1,417	$ 3,476
Utility recovery	23	48
Rent including recoveries	1,440	3,524
Other income	116	307
Total income	1,556	3,831
Operating & maintenance	(805)	(1,937)
Developed Properties NOI	$ 751	$ 1,894
Physical Occupancy %	56.4%	66.6%
Weighted Avg Rent per Unit	$ 2,049	$ 1,992

[1] Acquired Properties includes both acquired and stabilized development properties.

[2] Redevelopment Properties consists of one property, Arbor Park of Alexandria, where certain units have been taken out of service for redevelopment as of 3Q'11 with expected completion in 2014.

[3] Development Properties consists of one property, Courts at Huntington Station, where construction is complete and is currently in Lease Up.

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25.4%. This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
($ in thousands)

	3Q '11	3Q '10	Qtr Variance	% Variance	YTD '11	YTD '10	YTD Variance	% Variance
Electricity	$ 2,139	$ 2,226	$ (87)	(3.9%)	$ 5,704	$ 5,912	$ (208)	(3.5%)
Gas	1,365	1,384	(19)	(1.4%)	11,409	11,179	230	2.1%
Water & sewer	4,189	4,002	187	4.7%	12,084	11,246	838	7.5%
Repairs & maintenance	8,901	7,710	1,191	15.4%	22,421	20,976	1,445	6.9%
Personnel expense	11,381	11,935	(554)	(4.6%)	34,379	35,146	(767)	(2.2%)
Advertising	1,003	1,013	(10)	(1.0%)	2,957	2,998	(41)	(1.4%)
Legal & professional	635	408	227	55.6%	1,397	1,101	296	26.9%
Office & telephone	1,447	1,484	(37)	(2.5%)	4,190	4,289	(99)	(2.3%)
Property insurance	1,467	950	517	54.4%	3,914	5,802	(1,888)	(32.5%)
Real estate taxes	11,177	11,506	(329)	(2.9%)	35,241	35,132	109	0.3%
Snow	(4)	15	(19)	(124.4%)	1,412	1,896	(485)	(25.6%)
Trash	747	801	(54)	(6.8%)	2,203	2,458	(255)	(10.4%)
Property management G & A	3,829	3,638	191	5.2%	11,322	11,000	323	2.9%
Total Core	$ 48,276	$ 47,072	$ 1,204	2.6%	$ 148,633	$ 149,135	$ (502)	(0.3%)

Discontinued Operations

($ in thousands)

The operating results of discontinued operations are summarized as follows for the three and nine months
ended September 30, 2011 and 2010:

	3Q '11	3Q '10	YTD '11	YTD '10
Revenues:				
Rental income	$ -	$ 1,155	$ -	$ 3,339
Property other income	-	(5)	-	31
Total revenues	-	1,150	-	3,370
Expenses:				
Operating and maintenance	-	820	-	2,782
Interest expense	-	257	-	765
Depreciation and amortization	-	279	-	840
Total expenses	-	1,356	-	4,387
Income (loss) from discontinued operations	$ -	$ (206)	$ -	$ (1,017)

Summary Of Recent Acquisitions
($ in millions, except unit and per unit data)

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2011 Acquisitions							
Hunters Glen	Baltimore	MD	4/19/2011	108	7.2%	$ 7.0	$ 64,815
Waterview Apartments	Philadelphia	PA	7/14/2011	203	5.7%	24.6	121,182
The Commons at Haynes Farm	Boston	MA	7/15/2011	302	5.9%	40.5	134,106
The Apartments at Cambridge Court	Baltimore	MD	8/23/2011	544	5.4%	90.4	166,176
Acquired after the close of the 3rd quarter							
Somerset Park	Suburban D.C.	VA	10/11/2011	108	5.2%	20.3	187,500
Newport Village	Suburban D.C.	VA	10/17/2011	937	5.4%	205.0	218,783
			Total 2011	**2,202**	**5.5%**	**$ 387.8**	**$ 176,090**
2010 Acquisitions							
Middlebrooke Apartments	Baltimore	MD	4/1/2010	208	6.3%	$ 17.4	$ 83,413
Westbrooke Apartments	Baltimore	MD	4/1/2010	110	6.3%	6.3	57,727
Annapolis Roads	Baltimore	MD	6/17/2010	282	6.6%	32.5	115,248
The Greens at Columbia	Baltimore	MD	7/29/2010	168	6.1%	25.6	152,381
Village at Potomac Falls	Suburban D.C.	VA	8/5/2010	247	5.6%	38.5	155,870
Charleston Place	Baltimore	MD	9/30/2010	858	6.2%	103.0	120,047
The Courts at Fair Oaks	Suburban D.C.	VA	9/30/2010	364	5.9%	70.1	192,582
Crescent Club	Long Island	NY	9/30/2010	257	6.2%	31.3	121,595
Lakeview Townhomes	Chicago	IL	10/18/2010	120	6.2%	14.5	120,625
			Total 2010	**2,614**	**6.1%**	**$ 339.1**	**$ 129,734**
			Total 2011 and 2010 Acquisitions	**4,816**	**5.8%**	**$ 726.9**	**$ 150,929**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 2.7% management fee but before capital expenditures.

Summary Of Recent Sales
($ in millions, except unit and per unit data)

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2011 Sales							
			Total 2011	**-**		**$ -**	
2010 Sales							
			Total 2010	**-**		**$ -**	
			Total 2011 and 2010 Sales	**-**		**$ -**	

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 2.7% management fee but before capital expenditures.

Breakdown Of Owned Units By Market

Market	State	As of 12/31/2009	Net Acquired/ Developed in 2010	As of 12/31/2010	12/31/2010 % of Units	Net Acquired/ Developed in 2011	As of 9/30/2011	Current % of Units
Suburban Washington, D.C.	MD/VA	9,333	1,060	10,393	26.74%	330	10,723	26.65%
Baltimore	MD	7,814	1,626	9,440	24.29%	544	9,984	24.81%
Suburban New York City	NY/NJ	6,967	258	7,225	18.59%	-	7,225	17.95%
Philadelphia	PA	5,603	-	5,603	14.42%	203	5,806	14.43%
Boston	MA	2,382	-	2,382	6.13%	302	2,684	6.67%
Chicago	IL	2,242	120	2,362	6.08%	-	2,362	5.87%
Florida	FL	836	-	836	2.15%	-	836	2.08%
Portland	ME	620	-	620	1.60%	-	620	1.54%
Total		**35,797**	**3,064**	**38,861**	**100.0%**	**1,379**	**40,240**	**100.0%**

Debt Summary Schedule

PROPERTY		LENDER	INTEREST RATE	09/30/11 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED						
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie Mae	5.490	82,990,758	01/01/12	0.25
Multi-Property Notes Pay		Seller Financing	4.000	83,167	02/01/12	0.34
Timbercroft III - 1st		Capmark - HUD	8.000	67,002	02/01/12	0.34
Castle Club Apartments		NorthMarq - Freddie Mac	7.080	6,102,905	05/01/12	0.59
Gateway Village		Prudential - Fannie Mae	6.885	6,261,869	05/01/12	0.59
The New Colonies		Prudential - Fannie Mae	7.110	17,622,527	06/01/12	0.67
Woodholme Manor		Prudential - Fannie Mae	7.165	3,385,497	07/01/12	0.75
Liberty Place	(1)	CW Capital - Fannie Mae	5.710	5,760,985	11/01/12	1.09
Hackensack Gardens - 1st		JPMorgan Chase - Fannie Mae	5.260	4,305,836	03/01/13	1.42
Hackensack Gardens - 2nd		JPMorgan Chase - Fannie Mae	5.440	4,206,974	03/01/13	1.42
Barrington Gardens		Wachovia - Freddie Mac	4.960	10,851,067	04/01/13	1.50
Canterbury Apartments - 1st		M&T Realty-Fannie Mae	5.020	26,233,554	05/01/13	1.59
Canterbury Apartments - 2nd		M&T Realty-Fannie Mae	6.460	16,463,662	05/01/13	1.59
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	1.92
Saddle Brook Apts. - 1st	(1)	Wells Fargo - Fannie Mae	5.840	26,724,001	11/01/13	2.09
Saddle Brook Apts. - 2nd	(1)	Wells Fargo - Fannie Mae	6.290	3,152,166	11/01/13	2.09
Falkland Chase		Centerline - Fannie Mae	5.480	10,923,741	04/01/14	2.50
The Apts. At Wellington Trace		M&T Realty - Freddie Mac	5.520	23,567,349	04/01/14	2.50
Hawthorne Court		Centerline - Fannie Mae	5.270	33,964,626	07/01/14	2.75
The Greens at Columbia	(1)	M&T Realty-Fannie Mae	3.930	9,629,102	08/01/14	2.84
Curren Terrace - 1st		M&T Realty - Freddie Mac	5.360	13,223,335	10/01/14	3.01
Curren Terrace - 2nd		M&T Realty - Freddie Mac	5.090	9,665,440	10/01/14	3.01
Westchester West - 1st	(1)	Deutsche Bank Berkshire - Freddie	6.150	26,533,963	03/01/15	3.42
Westchester West - 2nd	(1)	Deutsche Bank Berkshire - Freddie	6.640	7,389,372	03/01/15	3.42
Stratford Greens		Capital One Bank	5.750	30,583,808	07/01/15	3.75
Sayville Commons		M&T Realty - Freddie Mac	5.000	39,141,123	08/01/15	3.84
Charleston Place	(1)	Wells Fargo - Freddie Mac	3.770	32,606,818	09/01/15	3.92
Charleston Place	(1)	Wells Fargo - Freddie Mac	3.770	22,516,539	09/02/15	3.93
Charleston Place	(1)	Wells Fargo - Freddie Mac	3.770	19,724,365	09/03/15	3.93
Cypress Place Apartments		Prudential - Fannie Mae	6.555	10,101,838	11/01/15	4.09
Golf Club Apartments		Prudential - Fannie Mae	6.380	32,565,422	11/01/15	4.09
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,418,048	12/01/15	4.17
Cinnamon Run - 1st		M&T Realty - Freddie Mac	5.250	49,396,241	01/01/16	4.26
Cinnamon Run - 2nd		M&T Realty - Freddie Mac	5.550	5,123,962	01/01/16	4.26
Peppertree Farm - 1st		M&T Realty - Freddie Mac	5.250	76,030,543	01/01/16	4.26
Peppertree Farm - 2nd		M&T Realty - Freddie Mac	5.550	1,863,255	01/01/16	4.26
The Hamptons/Vinings at Hamptons		Prudential - Fannie Mae	5.565	50,161,926	02/01/16	4.34
Devonshire - 1st		Wachovia - Fannie Mae	5.600	36,717,568	04/01/16	4.51
Devonshire - 2nd		Wachovia - Fannie Mae	6.235	8,263,586	04/01/16	4.51
Mid-Island		Prudential - Fannie Mae	5.480	19,236,255	04/01/16	4.51
Owings Run 1 & 2		Prudential - Fannie Mae	5.590	41,645,037	04/01/16	4.51
Country Village		Centerline - Fannie Mae	5.520	18,426,100	06/01/16	4.67
Fox Hall Apartments		Columbia Nat'l - Freddie Mac	5.610	47,000,000	06/01/17	5.67
Mill Towne Village		Prudential - Fannie Mae	5.990	24,239,000	09/01/17	5.93
Royal Gardens Apts.		M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	6.09
Village Square 1, 2 & 3		Prudential - Fannie Mae	5.810	39,285,000	12/01/17	6.18
Chatham Hill		M&T Realty - Freddie Mac	5.590	43,987,379	01/01/18	6.26
William Henry Apartments		PNC - Fannie Mae	4.850	28,374,403	01/01/18	6.26
Seminary Towers Apartments		Prudential - Fannie Mae	5.485	53,515,000	07/01/18	6.76
The Manor (MD)		Prudential - Fannie Mae	4.230	46,066,927	11/01/18	7.09
Bonnie Ridge - 1st		Prudential Life	6.600	10,369,623	12/15/18	7.21
Bonnie Ridge - 2nd		Prudential Life	6.160	17,484,911	12/15/18	7.21
Bonnie Ridge - 3rd		Prudential Life	6.070	24,583,923	12/15/18	7.21
Annapolis Roads		Amerisphere - Fannie Mae	5.120	23,771,298	01/01/19	7.26
Ridgeview at Wakefield Valley		M&T Realty - Freddie Mac	5.750	18,103,648	01/01/19	7.26
The Sycamores		M&T Realty - Freddie Mac	5.710	21,105,697	01/01/19	7.26
Top Field Apartments		M&T Realty - Fannie Mae	4.840	16,464,761	01/01/19	7.26
Westwood Village		M&T Realty - Freddie Mac	5.680	46,245,020	01/01/19	7.26
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,060,251	06/01/19	7.67
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,398,755	06/01/19	7.67
The Brooke at Peachtree		Wells Fargo - Fannie Mae	5.470	12,218,079	07/01/19	7.76
Glen Manor		Prudential - Fannie Mae	5.830	7,850,396	08/01/19	7.84
Ridley Brook		Prudential - Fannie Mae	5.830	13,032,340	08/01/19	7.84
The Courts at Fair Oaks	(1)	CW Capital - Freddie Mac CME	4.500	49,362,942	08/01/19	7.84
Southern Meadows		Red Mortgage - Fannie Mae	5.360	40,412,622	10/01/19	8.01
Elmwood Terrace		M & T Realty - Fannie Mae	5.560	26,524,655	11/01/19	8.09
Lakeview		Greystone - Fannie Mae	5.310	9,007,865	12/01/19	8.18
The Landings		Prudential - Fannie Mae	5.600	25,953,632	01/01/20	8.26
East Meadow Apartments		M&T Realty - Freddie Mac	5.400	14,612,186	05/01/20	8.59
Selford Townhomes		M&T Realty - Freddie Mac	5.400	8,833,860	05/01/20	8.59
South Bay Manor		M&T Realty - Freddie Mac	5.400	6,699,010	05/01/20	8.59
Stone Ends Apts.		M&T Realty - Freddie Mac	5.400	24,882,038	05/01/20	8.59
Tamarron Apartments		M&T Realty - Freddie Mac	5.400	14,620,038	05/01/20	8.59
The Manor (VA)		M&T Realty - Freddie Mac	5.400	13,721,929	05/01/20	8.59
Woodmont Village		M&T Realty - Freddie Mac	5.400	9,900,794	05/01/20	8.59
Trexler Park		Greystone - Fannie Mae	4.340	38,228,898	08/01/20	8.84

PROPERTY		LENDER	INTEREST RATE	09/30/11 BALANCE	MATURITY DATE	YEARS TO MATURITY
Arbor Park of Alexandria		Prudential - Fannie Mae	4.350	96,368,061	11/01/20	9.10
New Orleans Park		M & T Realty - Fannie Mae	4.580	23,413,992	11/01/20	9.10
Racquet Club East		PNC - Fannie Mae	4.740	37,458,554	12/01/20	9.18
Heritage Woods Apts		Greystone - Fannie Mae	5.390	14,374,836	01/01/21	9.26
The Meadows at Marlborough		Prudential - Fannie Mae	5.500	20,991,326	01/01/21	9.26
Home Properties of Devon		M & T Realty - Fannie Mae	4.850	60,333,528	08/01/21	9.84
Pleasant View Gardens		Prudential - Fannie Mae	4.510	95,317,626	11/01/21	10.10
Dunfield Townhomes		Centerline Capital - HUD	5.250	11,572,788	09/01/28	16.93
Highland House	(1)	Arbor Comml - Fannie Mae	6.320	5,787,479	01/01/29	17.27
Westwoods	(1)	Midland Loan Services - HUD	5.940	3,486,294	06/01/34	22.68
WTD AVG - FIXED SECURED			**5.343**	2,149,652,696		**5.87**
VARIABLE RATE SECURED						
Virginia Village Adjusts Monthly - Freddie 30d Ref + 1.99		Wachovia - Freddie Mac	1.994	29,307,177	07/01/15	3.75
Hill Brook Apts Adjusts Monthly - 30L + 2.85 + .44		M&T Realty - Freddie Mac	3.512	12,642,248	09/01/16	4.93
Wayne Village Adjusts Monthly - 30L + 3.00 + .387		M&T Realty - Freddie Mac	3.609	25,742,268	09/01/16	4.93
Cider Mill Apts Adjusts Monthly - 30L + 2.89 + .31		M&T Realty - Freddie Mac	3.392	61,834,394	01/01/17	5.26
The Heights at Marlborough Adjusts Monthly - 30L + 3.02 + .35		PNC Real Estate	3.592	23,258,632	01/01/17	5.26
Sherry Lake Adjusts Monthly - 30L + 2.67 + .226		M&T Realty - Freddie Mac	3.118	25,650,471	04/01/17	5.51
Falkland Chase Adjusts Weekly - BMA Index + 1.10		Montgomery Cty HOC-Fannie	1.210	24,695,000	10/01/30	19.02
WTD AVG - VARIABLE SECURED			**2.948**	203,130,189		**6.68**
WTD AVG - TOTAL SECURED DEBT			**5.136**	2,352,782,885		**5.94**
FIXED RATE UNSECURED						
Exchangeable Senior Notes			5.750	139,858,078	11/01/26	15.10
VARIABLE RATE UNSECURED - LINE OF CREDIT						
Unsecured Line of Credit Adjusts Daily 30 LIBOR + 2.30		M and T Bank et. al.	2.539	0	08/31/13	1.92
TOTAL COMBINED DEBT			**5.170**	**$ 2,492,640,963**		**6.45**
% OF PORTFOLIO - FIXED				**91.9%**		

WTG AVG - TOTAL SECURED DEBT	**5.136**	**5.94**
WTD AVG - TOTAL PORTFOLIO	**5.170**	**6.45**

(1) General ledger balance and rate have been adjusted pursuant to ASC 805-10 (f.k.a FAS 141R) to reflect fair market value of debt.

MATURING MORTGAGE DEBT SCHEDULE

YEAR OF MATURITY	FIXED RATE		VARIABLE RATE		TOTAL SECURED DEBT	
	WTD AVG RATE	DEBT	WTD AVG RATE	DEBT	DEBT	% OF TOTAL
2011		-		-	-	**0.00%**
2012	5.93	122,274,710	-	-	122,274,710	**5.20%**
2013	6.05	191,937,260	-	-	191,937,260	**8.16%**
2014	5.22	100,973,593	-	-	100,973,593	**4.29%**
2015	5.17	231,581,296	1.99	29,307,177	260,888,473	**11.09%**
2016	5.45	306,864,474	3.58	38,384,516	345,248,989	**14.67%**
2017	5.78	157,524,000	3.37	110,743,497	268,267,497	**11.40%**
2018	5.34	224,382,165	-	-	224,382,165	**9.54%**
2019	5.36	287,558,329	-	-	287,558,329	**12.22%**
2020	4.83	314,692,992	-	-	314,692,992	**13.38%**
2021 - 2034	4.88	211,863,876	1.21	24,695,000	236,558,876	**10.05%**
TOTAL	5.34	$ 2,149,652,696	2.948	$ 203,130,189	$ 2,352,782,885	100.00%

Unencumbered Properties

Property	# Units	Market	State
Middlebrooke Apartments	208	Baltimore	MD
Morningside Heights	1,050	Baltimore	MD
The Coves at Chesapeake	469	Baltimore	MD
Westbrooke Apartments	110	Baltimore	MD
Cambridge Court	544	Baltimore	MD
Gardencrest	696	Boston	MA
The Commons at Haynes Farm	302	Boston	MA
The Townhomes of Beverly	204	Boston	MA
The Village at Marshfield	276	Boston	MA
Blackhawk Apartments	371	Chicago	IL
Courtyards Village	224	Chicago	IL
Lakeview Townhomes	120	Chicago	IL
The Colony	783	Chicago	IL
Bayview & Colonial	160	Long Island	NY
Cambridge Village	82	Long Island	NY
Crescent Club	256	Long Island	NY
Heritage Square	80	Long Island	NY
Holiday Square	144	Long Island	NY
Lake Grove Apartments	368	Long Island	NY
Yorkshire Village	40	Long Island	NY
Liberty Commons	120	Portland	ME
East Hill Gardens	33	Northern NJ	NJ
Jacob Ford Village	270	Northern NJ	NJ
Pleasure Bay	270	Northern NJ	NJ
Windsor Realty	67	Northern NJ	NJ
Chesterfield Apartments	247	Philadelphia	PA
Glen Brook	177	Philadelphia	PA
Racquet Club South	103	Philadelphia	PA
Waterview	205	Philadelphia	PA
1200 East West Highway	247	Suburban Washington, D.C.	MD
The Courts at Huntington Station	421	Suburban Washington, D.C.	MD
Hunter's Glen	108	Suburban Washington, D.C.	MD
Seminary Hill	296	Suburban Washington, D.C.	MD
Woodleaf Apartments	228	Suburban Washington, D.C.	MD
Braddock Lee	255	Suburban Washington, D.C.	VA
Village at Potomac Falls	247	Suburban Washington, D.C.	VA

Total Number of Units:	**9,781**
Total Number of Properties:	**36**

Value of unencumbered properties in relation to total value is 28%.

Recurring Capital Expenditure Summary

For 2011, the Company estimates that the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment will remain unchanged at $800 per apartment unit.

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen and bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, among other items community centers, new windows, and kitchen and bath apartment upgrades. Revenue generating capital improvements will directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost Per Unit Per Year[3]	Total Cost Per Unit Per Year
Appliances	$ 1,437	9	$ 160	$ 13	$ 173
Blinds, shades	135	3	45	7	52
Carpets, cleaning	770	4	193	180	373
Computers, equipment, misc.[4]	120	6	20	18	38
Contract repairs	-	-	-	147	147
Exterior painting [5]	84	3	28	-	28
Flooring	250	9	28	-	28
Furnace, air (HVAC)	847	24	35	105	140
Hot water heater	260	7	37	-	37
Interior painting	-	-	-	205	205
Kitchen, bath cabinets upgrades	1,200	15	80	-	80
Landscaping site	-	-	-	131	131
New roof	800	24	33	-	33
Parking lot site	540	15	36	-	36
Pool, exercise facility	130	15	9	54	63
Windows major	1,505	20	75	-	75
Miscellaneous [6]	351	17	21	-	21
Total	$ 8,429		$ 800	$ 860	$ 1,660

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $860 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's Core Properties expense detail schedule

[4] Includes computers, office equipment, furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as balconies, siding, and concrete sidewalks.

The breakdown of costs above reflects the Company's unique strategies to improve every property every year regardless of age, and to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. These strategies result in higher costs of capital expenditures and maintenance costs which permit the Company to realize higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that on an annual basis $800 per unit is spent on recurring capital expenditures in 2011 and 2010. During the three months ended September 30, 2011 and 2010, approximately $200 per unit was spent on recurring capital expenditures. For the nine months ended September 30, 2011 and 2010, approximately $600 per unit was spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring, and non-recurring revenue generating, capital improvements for the three and nine months ended September 30, 2011 as follows:

For the three months ended September 30, 2011
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 272	$ 7	$ 272	$ 7
Major building improvements	1,189	31	2,353	61	3,542	92
Roof replacements	316	8	613	16	929	24
Site improvements	431	11	3,858	101	4,289	112
Apartment upgrades	913	24	13,043	340	13,956	364
Appliances	1,819	48	395	10	2,214	58
Carpeting, flooring	2,119	55	1,906	50	4,025	105
HVAC, mechanicals	690	18	3,277	85	3,967	103
Miscellaneous	192	5	672	18	864	23
Totals	$ 7,669	$ 200	$ 26,389	$ 688	$ 34,058	$ 888

[a] Calculated using the weighted average number of units owned, including 34,950 core units, 2010 acquisition units of 2,614, and 2011 acquisition units of 784 for the three months ended September 30, 2011.

For the nine months ended September 30, 2011
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 675	$ 18	$ 675	$ 18
Major building improvements	3,521	93	7,465	197	10,986	290
Roof replacements	937	25	1,758	46	2,695	71
Site improvements	1,278	34	8,555	226	9,833	260
Apartment upgrades	3,549	94	26,506	700	30,055	794
Appliances	4,543	120	427	11	4,970	131
Carpeting/Flooring	6,274	165	2,898	77	9,172	242
HVAC/Mechanicals	2,044	54	6,815	180	8,859	234
Miscellaneous	568	15	2,273	60	2,841	75
Totals	$ 22,714	$ 600	$ 57,372	$ 1,515	$ 80,086	$ 2,115

[a] Calculated using the weighted average number of units owned, including 34,950 core units, 2010 acquisition units of 2,614, and 2011 acquisition units of 291 for for the nine months ended September 30, 2011.

Capital Expenditure Summary (continued)

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended September 30, 2011
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 6,989	$ 200	$ 22,191	$ 635	$ 29,180	$ 835
2011 Acquisition Communities	157	200	444	566	601	766
2010 Acquisition Communities	523	200	3,754	1,436	4,277	1,636
Sub-total	7,669	200	26,389	688	34,058	888
Corporate office expenditures [b]	-	-	-	-	555	-
	$ 7,669	$ 200	$ 26,389	$ 688	$ 34,613	$ 888

[a] Calculated using the weighted average number of units owned, including 34,950 core units, 2010 acquisition units of 2,614, and 2011 acquisition units of 784 for the three months ended September 30, 2011.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements.

For the nine months ended September 30, 2011
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 20,971	$ 600	$ 49,103	$ 1,405	$ 70,074	$ 2,005
2011 Acquisition Communities	175	600	487	1,675	662	2,275
2010 Acquisition Communities	1,568	600	7,782	2,977	9,350	3,577
Sub-total	22,714	600	57,372	1,515	80,086	2,115
Corporate office expenditures [b]	-	-	-	-	1,732	-
	$ 22,714	$ 600	$ 57,372	$ 1,515	$ 81,818	$ 2,115

[a] Calculated using the weighted average number of units owned, including 34,950 core units, 2010 acquisition units of 2,614, and 2011 acquisition units of 291 for for the nine months ended September 30, 2011.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 9/30/2011	Quarter 9/30/2010	Change
Net Operating Income	$ 78,038	$ 73,741	5.8%
Less: Non Recurring Cap Ex @ 6%	$ (1,331)	-	-
Adjusted Net Operating Income	$ 76,707	$ 73,741	4.0%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Pipeline as of September 30, 2011
($ in thousands)

	Property Type		# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred [4]	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Completed:										
Courts at Huntington Station [1]	Podium	Phase One	202					2Q 10	4Q 10	88.6%
Alexandria, VA		Phase Two	219					2Q 11	2Q 11	44.3%
Total Courts at Huntington Station			421	$ 122,000	$ 289.8	$ 121,802	1Q 08	2Q 10	2Q 11	65.6%
Under construction:										
The Apartments at Cobblestone Square	Garden		314	49,100	156.4	25,116	1Q 11	4Q 11	1H 12	n/a
Fredericksburg, VA										
Pre-construction:										
Eleven55 Ripley [2]	High Rise		379	111,200	293.4	24,395	4Q 11	1Q 13	1Q 14	n/a
Silver Spring, MD										
Falkland North [3]	High Rise		tbd	tbd	tbd	4,152	tbd	tbd	tbd	n/a
Silver Spring, MD										
Under contract:										
Courts at Spring Mill Station [3]	Donut/Podium		385	78,500	203.9	1,213	1H 12	tbd	tbd	n/a
Conshohocken, PA										
Entitled Land Parcel [3]	Mid Rise/High Rise		≈ 600	205,000	tbd	86	1Q 14	tbd	tbd	n/a
Fairfax County, VA										
Total						$ 176,764				

[1] Certificates of Occupancy were received in 2Q'11 with all units available for rent. All assets have been transferred out of Construction in Progress as of 9/30/11.

[2] Formerly known as Ripley Street.

[3] Costs incurred are classified as Other Assets at the balance sheet for these projects.

[4] Costs classified as Construction in Progress at the balance sheet date are comprised of:

The Apartments at Cobblestone Square	$	25,116
Eleven55 Ripley		24,395
	$	49,511

2011 Earnings Guidance	Actual First Quarter	Actual Second Quarter	Actual Third Quarter	Fourth Quarter	Year
2011 compared to 2010					
FFO per share - **2011** guidance	$0.864	$0.867	0.866	$.87 to $.91	$3.47 to $3.51
Midpoint of guidance	$0.864	$0.867	$0.866	$0.89	$3.49
FFO per share - **2010** actual	$0.707	$0.760	$0.788	$0.845	$3.104
Improvement projected	22.2%	14.1%	9.8%	5.3%	12.4%
2011 compared to 2010 based on "Operating FFO"					
FFO per share - **2011** Operating FFO	$0.864	$0.869	$0.896	$.90 to $.94	$3.53 to $3.57
Midpoint of guidance	$0.864	$0.869	$0.896	$0.92	$3.55
Operating FFO per share - **2010** actual	$0.707	$0.773	$0.833	$0.846	$3.163
Improvement projected	22.2%	12.5%	7.6%	8.7%	12.2%
Assumptions for midpoint of guidance:					
Same store rental revenue growth	2.9%	3.8%	4.7%	5.1%	4.1%
Same store property other income growth	7.3%	10.4%	3.3%	0.8%	5.4%
Same store total revenue growth	3.4%	4.3%	4.6%	4.8%	4.2%
Same store expense growth	-3.6%	0.5%	2.6%	2.3%	0.3%
Same store NOI growth	9.0%	6.8%	5.8%	6.4%	7.0%
Assumption for occupancy in guidance:					
Same store **2011** physical occupancy	95.3%	95.8%	95.5%	95.3%	95.5%
Same store **2010** physical occupancy	94.8%	95.5%	95.4%	95.1%	95.2%
Change in occupancy	0.5%	0.3%	0.1%	0.2%	0.3%

Acquisition level assumed for the fourth quarter is approxiamtely $110 million.

Disposition level assumed for the year is zero.